Filed Pursuant to Rule 433
Registration Statement Nos. 333-159791, 333-159791-01
Free Writing Prospectus Dated April 28, 2010
Relating to Prospectus Dated April 23, 2010

FOR IMMEDIATE RELEASE	CONTACTS: Martin S. Hughes
Redwood Trust, Inc.	President
Wednesday, April, 28 2010	(415) 389-7373

Mike McMahon
Managing Director
(415) 384-3805

REDWOOD TRUST ANNOUNCES CLOSING OF PRIME RESIDENTIAL MORTGAGE SECURITIZATION

MILL VALLEY, CA – Wednesday, April 28, 2010 – Redwood Trust, Inc. (NYSE:RWT) today announced the closing of a $238 million prime jumbo residential mortgage loan securitization sponsored by its wholly-owned subsidiary, RWT Holdings, Inc. The mortgage loans underlying the securitization were originated during 2009 by CitiMortgage, Inc.  The securities that were publically offered in the securitization were sold to institutional investors by the underwriters of the offering, who were Citigroup Global Markets Inc. and JPMorgan Securities Inc., with Citigroup Global Markets acting as the lead managing underwriter. The most senior securities issued in the securitization, representing 93.5% of the principal amount of the securitization, were rated “Aaa” by Moody’s Investors Service, Inc.

“This transaction has broken the ice in the private mortgage securitization market, which has been essentially frozen since 2008,” said Brett Nicholas, Chief Investment Officer and Co-Chief Operating Officer of Redwood Trust.  “While we take some satisfaction from completing this transaction and re-engaging Redwood in a key aspect of its core business of structuring and investing in residential credit risk, there is still more to do to fully reopen this market. Reopening this market is an important step in restoring a reliable flow of capital from the private sector to the jumbo mortgage market, directly benefiting homeowners and home buyers.”

“This securitization would not have been possible without the extensive collaboration of the numerous parties that were involved, not only in this transaction, but also in the broader effort to restore a functioning private securitization market for prime mortgage loans,” said George E. Bull, III, Chairman and CEO of Redwood Trust. “CitiMortgage shared our goal of revitalizing this market, and their commitment and efforts along with those of Citigroup Global Markets, JPMorgan Securities, and Moody’s, were all critically important to successfully completing this transaction.”

Mr. Bull continued, “Redwood appreciates the support provided by the triple-A investor community and the efforts of the American Securitization Forum and its members, including through the ASF’s ‘Project Restart,’ all of which were important to the return of this securitization market. Redwood would like to acknowledge the input and contributions to this process made by legislators, regulators, and other policymakers. We look forward to continuing to work with all of these stakeholders as this market continues to re-emerge.  Finally, I thank Redwood’s employees, who have worked diligently for almost a year on this transaction, and our shareholders for their patience over the last several quarters as we prepared to re-enter this market.”

“The execution on this securitization exceeded our expectations, which is significant given that the market has been closed for nearly two years,” said Martin S. Hughes, President and Co-Chief Operating Officer of Redwood Trust. “Private-sector securitizations of prime mortgages can supply credit to thousands of borrowers, help stabilize housing values, and ultimately enable the government to step back from its current role of supporting more than 90% of new mortgage originations.”

About Redwood Trust, Inc. and RWT Holdings, Inc.

Redwood Trust, Inc. (NYSE:RWT) is a publicly traded company structured as a real estate investment trust.  RWT Holdings, Inc., a wholly-owned subsidiary of Redwood Trust, Inc., is the sponsor of the securitization described above and has been a sponsor of securitization transactions since 2002.

Other Information

The offering is being conducted as a public offering registered under the Securities Act of 1933 and the regulations promulgated thereunder by the Securities and Exchange Commission, or SEC.  Further information regarding the offering is contained in the prospectus referred to below.

The offering is being made by means of a prospectus. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SEQUOIA RESIDENTIAL FUNDING, INC., THE DEPOSITOR WITH RESPECT TO SEQUOIA MORTGAGE TRUST 2010-H1, HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC AT NO CHARGE IF YOU REQUEST THEM BY CALLING THE INVESTOR RELATIONS DEPARTMENT AT 1(877) 858-5407.

The registration statement to which the offering relates is Commission File Numbers 333-159791 and 333-159791-01.

CAUTIONARY STATEMENT: This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements related to the future of the private mortgage securitization market and the future role of Redwood Trust and its subsidiaries in that market. Forward-looking statements involve numerous risks and uncertainties.  Actual events may differ from current expectations and, consequently, you should not rely on these forward-looking statements as predictions of future events.  These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in Redwood Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, under the caption "Risk Factors." Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are described below and may be described from time to time in reports Redwood Trust files with the Securities and Exchange Commission, including reports on Forms 10-Q and 8-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.